Exhibit (a)(27)

overview of PotashCorp & Its Markets 2010

Our Company

This overview discusses the simple facts that matter about our nutrients, the drivers of fertilizer demand in our markets and how PotashCorp’s unique 5-way potash leverage fuels our opportunity in the years ahead.

02	Our Nutrients
12	Our Markets
14	China
24	India
32	Other Asia
38	Latin America
44	North America
50	Our Opportunity
61	Appendices
This document contains forward-looking statements or forward-looking information (forward-looking statements). These statements are based on certain factors and assumptions including foreign exchange rates, expected growth, results of operations, performance, business prospects, valuation and opportunities and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: future actions taken by BHP Billiton, PotashCorp or shareholders of PotashCorp in connection with, or in response to, BHP Billiton’s unsolicited offer; fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the recent global financial crisis and conditions and changes in credit markets; the results of sales contract negotiations with China and India; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes and other forms of work stoppage or slowdowns; changes in and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2009 under captions “Forward-Looking Statements” and “Item 1A — Risk Factors” and in our other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Unless otherwise noted, information in the preparation of this Overview is based on statistical data and other material available at October 5, 2010.
Potash Facilities

1	Cory SK
2	Patience Lake SK
3	Allan SK
4	Lanigan SK
5	Rocanville SK
6	Sussex NB
Phosphate Facilities
Mining/Processing:

1	Aurora NC
2	White Springs FL
Upgrading:

3	Weeping Water NE
4	Joplin MO
5	Marseilles IL
6	Cincinnati OH
7	Geismar LA
Nitrogen Facilities

1	Geismar LA
2	Lima OH
3	Augusta GA
4	Trinidad
Investments

1	SQM, Chile (32%)
2	ICL, Israel (14%)
3	APC, Jordan (28%)
4	Sinofert, China (22%)

Our Nutrients
The world’s largest fertilizer company by capacity, PotashCorp produces potash, phosphate and nitrogen — the three primary plant nutrients that improve crop production and play an important role in helping feed the rising global population. Of the three nutrients, we believe the greatest opportunity lies in potash, which is the primary focus of our company.

Our Nutrients Profile   3
Our Business Is Meeting World Need for Fertilizer
PotashCorp has built the world’s largest fertilizer enterprise by capacity on world-class potash resources and high-quality phosphate and nitrogen assets.
To meet projected growth in global demand for potash, our core nutrient, we recently completed or are working on debottlenecking/ expansion projects at all of our Canadian potash operations. Between 2005 and 2015, we expect to nearly double our operational capability — already the largest in the world — to 17.1 million tonnes.
As the third largest global phosphate company by capacity, we have large, lower-cost rock reserves and the industry’s most diversified product line.
PotashCorp is also the third largest nitrogen producer by ammonia capacity.

World’s Ten Largest Fertilizer Companies

Potash Is the Largest Contributor to Our Gross Margin
Our strategy is to focus on areas that in the long term deliver the greatest gross margin with the least volatility. That is why we emphasize our natural advantages in potash.
Our core nutrient contributed the majority (71 percent) of our total gross margin in 2009 despite a challenging business environment. Potash gross margin as a percentage of net sales was strong at 60 percent.
With improved demand for all three nutrients in 2010, we estimate that our gross margin will be the second highest total in our history.

PotashCorp Gross Margin Profile

4   Our Nutrients Profile
Grains Use Half of the World’s Fertilizer
Studies show that fertilizer is responsible for more than 40 percent of global food production.
Grains (wheat, rice, corn and other coarse grains) account for half of world fertilizer consumption. Fruits, vegetables and oilseeds are also large fertilizer consumers, accounting for more than 25 percent of current use. Remaining fertilizer use is split among crops such as cotton and sugar.

Global Fertilizer Use by Crop

Nearly Two-Thirds of Fertilizer Used by Developing Markets
Fertilizer is needed everywhere crops are grown. Developing countries in Asia and Latin America account for almost two-thirds of global consumption to support food production for their large and growing populations. These are also the fastest growing markets, with historical annual growth rates for fertilizer consumption of more than 3 percent over the past 15 years.
China and India are the largest consuming countries, together accounting for more than 40 percent of world fertilizer use.

Fertilizer Use by Region

Our Nutrients Profile   5
Growth in Fertilizer Consumption Closely Tied to Rising Food Demand
Fertilizer consumption followed a relatively steady upward trend over the 15 years prior to the global economic downturn that began in late 2008. Growth rates over this period closely matched increases in world crop production. This relationship is underpinned by basic crop science as nutrients removed from the soil must be replaced to protect its productivity.
Potash has experienced the highest annual growth rate — greater than 3 percent over this 15-year period — as farmers in the developing world have only recently begun to address its long-term under-application compared to the other two nutrients.
World Fertilizer Consumption
Among Our Nutrients, Potash Has Unique Advantages
While all three nutrients are vital to global food production, the potash business has unique structural and market advantages.
High-quality, economically viable deposits are rare. As a result, few countries can produce potash.
Barriers to entering the potash business are significant. High capital costs and long lead times (7-10 years) highlight the economic risks associated with developing new greenfield capacity.
The Potash Advantage

	Potash (KCl)	Phosphate (P2O5)	Nitrogen (NH3)
PotashCorp % of World Capacity*	20% #1 in world	5% #3 in world	2% #3 in world
# of Producing Countries	12	~ 40	~ 60
Raw Material Cost Volatility	Low	Moderate-High	Low-High
% Government Control	20%	50%	51%
Time for Greenfield (including ramp-up)	Minimum 7 years	3-4 years	3 years
Cost for Greenfield (excluding infrastructure)	CDN $2.8 billion** 2 million tonnes KCl	US $1.6 billion*** 1 million tonnes P2O5	US $1.4 billion**** 1 million tonnes NH3
Cost for Greenfield***** (including infrastructure)	CDN $3.5-5.0 billion 2 million tonnes KCl	US $2.0-2.3 billion 1 million tonnes P2O5	US $1.5-1.7 billion 1 million tonnes NH3

*	Based on nameplate capacity which may exceed operational capability (estimated annual achievable production level).

**	Estimated costs for conventional greenfield mine in Saskatchewan.

***	Phosphate rock mine, sulfuric acid plant, phosphoric acid plant and DAP/MAP granulation plant

****	Ammonia/urea complex

*****	Including infrastructure outside plant gate (rail, road networks, utility systems, port facilities, etc.) and, if applicable, cost of deposits.
Source: Fertecon, British Sulphur, AMEC, PotashCorp

6   Our Nutrients Potash
Few Global Potash Producers
Although potash is used worldwide, only 12 countries and 13 companies have significant production. High-quality, economically mineable reserves are geographically concentrated. Together, Canada, Russia and Belarus account for over two-thirds of world production capacity and more than 80 percent of estimated known reserves.
PotashCorp is in a unique position within the industry as the largest producer by operational capability, and is projected to add the majority of new capacity over the next five years.
World Potash Producer Profile
Major Consuming Markets Are Dependent on Imports
While there are few global producers, potash is consumed in about 160 countries. As a result, approximately 80 percent of world potash is typically traded across borders.
With little or no indigenous production capability, major consuming countries in Asia and Latin America rely primarily on imports to meet their rising demand. This provides a significant opportunity for producers with the ability to increase export capabilities.
World Potash Production and Demand

Our Nutrients Potash   7
Rising Potash Demand and Trade Are Expected
Historically, potash demand has not followed a straight line, but has trended strongly upward.
Amidst economic uncertainty, world shipments declined in 2009 as distributors greatly reduced inventories and farmers cut application rates, drawing instead from potash remaining in the soil.
We expect 2010 to be a transition year to future growth as farmers in most major markets — with the exception of China, which experienced adverse weather in the spring — have returned to more typical application rates.
We are confident that the scientific requirements to meet rising food demand will return consumption to historical trend-line growth beginning in 2011.
World Potash Shipments
Significant Barriers to Entry
Meeting the projected growth in demand for potash requires long-term commitment because new mines have substantial costs and require extensive development time.
Building a conventional 2-million-tonne mine in Saskatchewan would require an estimated CDN $2.8 billion in upfront capital. Roads, rail, utilities, port facilities and other infrastructure outside the plant gate — plus the potential purchase of deposits — could increase the cost to CDN $5 billion.
We estimate that, from the start of development, full operational capability would take at least seven years, assuming no major permitting or construction difficulties. The preliminary feasibility study phase could add several years. This extended time frame provides a reasonably clear long-term view of potash supply.
Greenfield Development Timeline and Cost

8   Our Nutrients Phosphate
Success in Phosphate Begins With Access to Low-Cost Rock
Asia is the largest phosphate rock consumer, with China and India accounting for over one-third of world demand. China is the largest producer while India has limited indigenous rock supply and relies primarily on imports to meet its rising domestic phosphate requirements.
Globally, 30 percent of phosphate rock is consumed by non-integrated producers, which typically have higher costs than integrated suppliers.
Lower-cost, high-quality rock is one of the primary advantages of PotashCorp’s phosphate operations, and enables us to produce the most diversified product line in the industry. At Aurora, our largest facility, we have a permit to mine for more than 30 years.

World Phosphate Rock Sales Profile

Cost Advantage for Integrated Producers
Morocco is the major player in the phosphate rock export market, typically providing more than 40 percent of global exports.
Moroccan export prices are well above the historical average price prior to 2007, driven by strong growth in phosphate demand and the need for investment in new capacity. This has supported a higher global phosphate floor price and provides a significant advantage for integrated producers such as PotashCorp.

DAP Producer Cash Cost Profile

Our Nutrients Phosphate   9
World Phosphate Demand Expected to Rise
Fertilizer accounts for the majority of global phosphoric acid use — nearly 85 percent — and that share is increasing. Non-fertilizer uses including animal feed, food and industrial applications make up the remainder.
Demand for phosphate fertilizer rebounded strongly in 2010 following the downturn in late 2008 and the first half of 2009, and is expected to grow at an annual rate of 2.5-3 percent over the next five years.

World Phosphoric Acid Profile

Demand Growth Rate Will Determine Impact of New Export Supply
We believe global solid phosphate trade will be balanced between supply and demand over the next one to two years.
As new supply comes on in the Middle East and North Africa, there is potential for some displacement of existing high-cost capacity, likely producers without access to low-cost rock; this includes some recently announced closures in North America and Spain. How much capacity is displaced will depend on import demand growth rates. In the low-growth scenario, there could be 2-3 million tonnes of high-cost producer curtailments. In the high-demand scenario, limited curtailments would be required as new capacity comes online.

World DAP and MAP Trade Balance

10   Our Nutrients Nitrogen
High-Cost Producers Provide Floor for Nitrogen Market
Access to lower-cost natural gas and proximity to markets are critical to success in the nitrogen business. High-cost producers in Western Europe and Ukraine currently set the floor for nitrogen prices. China’s energy costs have risen due to rapid growth in domestic energy demand, and natural gas prices increased by 25 percent in 2010.
Shale gas development has improved the US gas price position, which, we project, will be maintained for at least three to five years. Nitrogen exports from Trinidad remain highly competitive due to its lower-cost gas position and short sailing distance to the US market.
PotashCorp produces about 60 percent of our ammonia in Trinidad where we benefit from long-term, lower-cost gas contracts.

Nitrogen Production Cash Costs

Ammonia Is Consumed Mainly in Its Home Market
Most ammonia is consumed in its domestic market because it is expensive and difficult to transport.
China is the largest ammonia market, consuming almost one-third of global supply. Although it is the world’s largest producer, China uses virtually all its supply domestically, so it is not a significant factor in global trade.
North America is the largest ammonia importer and typically accounts for approximately 35-40 percent of world trade. Europe, a higher-cost producer, accounts for about 25 percent.
The former Soviet Union, Latin America, the Middle East and North Africa are the primary exporting regions for ammonia due to their lower-cost gas positions and limited domestic consumption.

World Ammonia Sales Profile

Our Nutrients Nitrogen   11
Nitrogen Demand Is Strengthening
Growth in global nitrogen trade has been driven by rising demand, expansion of low-cost export supply and plant closures in key import markets.
After a sharp decline in 2009, trade is expected to rebound to pre-downturn levels in 2010, supported by a recovery in industrial nitrogen demand, strong fertilizer consumption and low distributor inventories.
With limited expansion capabilities and rising demand, we expect the majority of import growth will occur in Asia and Latin America.

World Nitrogen Trade

Relatively Balanced Ammonia Market Outside of China
World ammonia consumption for agriculture and industrial uses has grown at a consistent rate since 2000. We believe this steady growth will continue and the limited planned capacity additions will support a relatively balanced market in the short term. Although several ammonia plants are projected to come online over the medium term, the shorter lead time for such construction makes the number of projects proposed beyond 2012 speculative at this stage. Some could be delayed or cancelled.
China accounts for the largest share of projected new capacity but with rising domestic energy costs and the potential for closures of inefficient nitrogen capacity, it is unlikely to significantly increase its nitrogen exports.

World Ammonia Supply and Demand

Our Markets

With our solid base of North American sales and our diverse set of international customers, PotashCorp has built a global business. In potash our customer base is especially global, with offshore markets representing significant potential growth because of their expanding populations, strengthening economies and historically low potash application rates.

China
Food for thought

660	Million tonnes of grain and oilseed consumption expected by 2020, approximately 30 percent higher than current demand.

5	Percent annual growth in fruits and vegetables production over the past 10 years. Every two years China adds the equivalent of California’s annual vegetable production.

18	Million tonnes of potash required to close the gap between current potash consumption and scientifically recommended levels.
Source: USDA, FAO, IPNI, PotashCorp

Our Markets China   15
Diverse Set of Crops and Growing Regions
China makes great demands on its limited arable land base. Despite the country’s size, it has only about 120 million hectares available to plant crops. To meet its substantial food needs, it must double- or even triple-crop in some regions. This intensive cropping practice gives it the equivalent of approximately 190 million hectares of total crop area, more than 30 percent larger than that of the US.
The largest corn and soybean regions are in the Northeast and Central provinces. Paddy rice is more concentrated in southern regions, where water is more plentiful.

Major Cropping Areas for Selected Crops

World’s Leading Producer of Wide Variety of Crops
China is the world’s largest producer and exporter of nutrient-intensive fruits and vegetables, accounting for about 40 percent of global production. It produces more than seven times the amount of fruits and vegetables as the US. It is also the world’s largest producer of rice and wheat, and the second largest producer of corn.
The nutrient deficiencies of its soils and the intensity of its farming practices make it the world’s largest consumer of fertilizer. The diversity of crops it produces means fertilizer is required for application throughout the year.

China Crop Production

16   Our Markets China
Significant Growth in Urban Population and Incomes
With more people than any other nation, China’s population has grown by almost 400 million over the past 30 years. Most of that growth has occurred in the cities, where surging economies are giving people the chance to increase their buying power.
Although growth in urban incomes is a positive development, lagging rural incomes have become an increasing concern: the average urban income in China – which has nearly tripled in 10 years – is now more than three times that of people in rural areas.
The government has made addressing this disparity a top priority, targeting a two-fold increase in per capita disposable income among its rural residents by 2020, compared to the 2008 level.

China Population and Income Growth

Urban Population Consumes More High-Quality Foods
Differences between rural and urban diets illustrate the impact of rising incomes in developing nations. As incomes rise, diets improve: the average city-dweller in China consumes significantly more meat, fruits and vegetables than his/her rural counterpart. If urbanization continues at its current pace, it will have major implications for food consumption.
While urban consumers have to date driven most of the growth in demand for high-quality food, the government’s focus on raising rural incomes should improve opportunities for this group as well. This would reduce gaps in the consumption of high-quality food, creating increased demand in the years ahead.

China Food Consumption Trends

Our Markets China   17
Population and Income Growth Drive Meat Consumption
With the barrier of affordability slowly falling as incomes improve, dietary shifts are increasing meat consumption in China. People are eating more protein from poultry, pork and beef, and fewer carbohydrates.
In addition, industrialization of the animal production sector is expected to lead to more advanced feeding practices, driving additional growth in demand for grain and oilseed meal. This shift is most likely to occur in the hog industry, which provides around two-thirds of the meat consumed in China.

China Meat Consumption

Rising Incomes Drive Increasing Fruit and Vegetable Consumption
Consumption of fruits and vegetable is also rising in China, having increased 15-fold since 1970.
Production of these high-quality crops requires significant applications of nutrients, particularly potash, which improves the color, taste and texture of produce.
As China’s population grows and diets continue to improve, the pressure to increase yields of these important crops will continue to mount.

China Fruit and Vegetable Consumption

18   Our Markets China
Limited Land and Water Resources Challenge Food Production
China’s ongoing challenge is to meet its rising food demand with its finite supply of land and water.
Although it contains 20 percent of the world’s people, it has only 10 percent of global arable land. Its arable land base has declined in recent years and is approaching the government’s minimum threshold.
Compared to other nations, China’s water supply is significantly limited. It has approximately one-quarter of the average world water supply per person, and only 5 percent in Northern China, where much of its corn is grown.
With these resource constraints, China must improve its agronomic practices to get the most from its limited land and water resources.

Land and Water Resources in China

Yields Have Not Kept Pace With Growth in Demand
China’s corn consumption – approximately 75 percent of it for animal feed – has grown by nearly 3 percent per year for a decade while corn yields have risen by less than 2 percent annually. The deficit has been made up by drawing down stocks and increasing acreage at the expense of other crops.
Soybean demand has grown at the astounding rate of more than 9 percent per year over the past 10 years, driven by the need for high-protein animal feed and edible cooking oil. With virtually no improvement in yields and limited ability to add acreage, China has imported soybeans to meet its domestic needs, increasing its purchases by nearly fourfold over the past decade.

Corn and Soybean Consumption and Yield Growth

Our Markets China   19
Expect Increased Reliance on Corn and Soybean Imports
The combination of strong growth in consumption, reduced stock levels and production issues forced China to import significant quantities of corn in the 2009/10 crop year – the first time since 1996 – to meet immediate needs. While one year does not make a trend, the inability for yields to rise in pace with consumption is expected to put continued strain on corn reserves as well as production in coming years.
Similar to the explosive growth in soybean imports that started over a decade ago, we believe this year could mark an important shift from China being a net corn exporter to a meaningful importer in the years ahead.

China Corn and Soybean Trade

Opportunity to Improve Yields Through Balanced Fertilization
Not only could China potentially require additional corn imports to meet future demand, it will need to increase its domestic yields. While improved agronomic practices and better seed technology will play an important role, we anticipate fertilizer will have the greatest and most immediate impact.
Average corn yields in China are about half of those in the US. While similar quantities of nitrogen are applied, China uses only about 60 percent as much phosphate as the US and around 10 percent of the potash. This nutrient imbalance severely limits yield potential and provides a significant opportunity for growth in potash consumption.

Corn Yield and Fertilizer Use

20   Our Markets China
Mechanization Development Supported by Government Policy
While China must produce more food, its farmers cannot move to best agronomic practices overnight. With a large number of small farms, agriculture mechanization in China has lagged behind the developed world. However, meaningful steps are now being taken that will improve productivity in the years ahead.
Liberalization of land transfer rights beginning in 2008 should encourage larger farms and more mechanization, ultimately leading to improved management practices, including proper fertilization.

China Machinery in Use

Government Increasing Farm Support
To support growth in rural incomes, the Chinese government is taking important steps to bolster farm productivity and earnings power. Its Minimum Purchase Price Program has increased prices for staple crops such as rice by more than 30 percent over the past five years. Farm subsidies have increased eightfold over this period.
In 2010, China’s Ministry of Agriculture announced a Soil Survey-Based Fertilization Program that will send 100,000 agronomists into the field. These initiatives are expected to improve fertilization practices and lead to productivity improvements for Chinese farmers.

China’s Farm Subsidy and Minimum Purchase Price

Our Markets China   21
Pressure on Food Supply Drives Crop Prices Higher
Rising demand and resource constraints have pushed up prices for China’s key crop commodities. Over the past 25 years, vegetable prices have increased approximately ninefold, contributing to a surge in production of these higher-valued crops.
Prices for major field crops such as corn and soybeans are also rising as farmers have not been able to keep pace with growth in demand.
We believe these higher prices reflect the long-term challenges China faces as it struggles to meet rising demand for food.

China Crop Price Index

Strong Returns for Fruits and Vegetables
The net cash returns per acre earned by Chinese farmers from fruits and vegetables substantially exceed returns from grains. This shift occurred in the early 1990s as farmers capitalized on rising demand for these high-quality products and less government marketing restrictions.
We expect the government will strive to improve returns for grain farmers as well by increasing minimum support prices and reducing market controls.

China’s Farmer Returns

22   Our Markets China
Majority of Potash Is Produced in Western China
China’s potash production is concentrated in the western provinces of Qinghai and Xinjiang. Most of its potassium chloride is produced from salt lake beds in Qinghai and transported by train to the major consuming areas.
The majority of its phosphate rock reserves are located in the southwestern provinces, where the rock is processed or transported to other major consuming regions. Around one-third of producers do not have an integrated rock supply and must purchase from other domestic suppliers.
Nitrogen production is located throughout China wherever coal or natural gas is found. Approximately 70 percent of its nitrogen capacity uses coal as the hydrogen feedstock.

China’s Fertilizer Production by Province*

Unique Potash Opportunity Due to Limited Domestic Production
China typically imports about 75 percent of its potash requirements, with seaborne imports accounting for more than 70 percent of that total.
We believe China offers a unique opportunity in potash, because its domestic production capability is limited by the lack of high-quality deposits and shortage of water for processing in the primary producing regions.
Over the past two decades, China has expanded its nitrogen and phosphate capacity. It is primarily self-sufficient in both nutrients, and recently became a net exporter of both. We believe it has the domestic capability in both nutrients to meet demand growth, but rising costs are expected to constrain exports in the future.

China Fertilizer Consumption Profile

Our Markets China   23
Majority of Consumption in South and Central Provinces
With more tropical climates, and therefore lower soil organic matter, south and central China are the largest potash-consuming regions. With two to three crops harvested per year, these areas produce significant amounts of potassium-intensive fruits and vegetables. They are generally closer to the areas of major consumer demand and to the main ports.
Sinofert and CNAMPGC – key distributors of fertilizer within China – typically account for the majority of ocean-based imports. Standard potash has been the primary product but use of granular product (which has a larger, more uniform particle) is gradually increasing as farming practices improve. Both are bagged at port and transported to the consuming regions to be applied directly or manufactured into a compound NPK product.

China’s Potash Consumption by Province

Expect Significant Growth in Potash Demand
To meet the needs of a population that is increasing in both size and buying power, China will require more food – and, ultimately, more potash.
Weather-related issues constrained potash consumption in 2010. We expect consumption will rise to near pre-downturn levels of approximately 11 million tonnes in 2011. In the medium term, we believe annual consumption growth could approach historical average rates, which were close to 10 percent per year prior to the downturn in 2008.

China Potash Shipments

India
Food for thought

153	Million people will be added over the next decade with the majority of growth in the age demographic expected to increase its consumption of high-quality food.

84	Percent increase in grain demand if India’s per capita consumption moved to China’s current level.

5	Million tonnes of additional potash required to reach scientifically recommended levels for current crop requirements.
Source: United Nations, USDA, IPNI, PotashCorp

Our Markets India   25
Demand for Food Pressures Land and Water Resources
Like other countries experiencing rapid population growth, India has found that the demands of crop production put enormous strain on land and water resources. With a low per capita arable land base, it utilizes double-cropping in certain areas — especially for rice – to meet rising food demand.
Rice and wheat, India’s two major crops, account for well over one-third of the country’s planted area. The largest rice-growing area is in the east, which receives more rain and has flat farmland. The north has a cooler climate, and the majority of winter wheat is grown in this region.

Major Cropping Areas for Selected Crops

Major Producer of Key Crops
India is the world’s second largest producer of rice, sugar, wheat, fruits and vegetables. Although it exports rice and sugar, most of its crops are consumed domestically.
India’s soils are under considerable strain, the result of natural nutrient deficiencies, intense farming practices and diverse crop requirements. As a result, India is the world’s second largest consumer of fertilizer, accounting for approximately 14 percent of total consumption.

India Crop Production

26   Our Markets India
Rapid Growth in Major Consuming Demographic
India is the world’s second most populous country. It has added more than 500 million people over the past three decades and is expected to surpass China in population by 2025.
Not only is India’s population growing, but the growth is most rapid among people ages 15-64, who tend to need and buy more food. This is an important shift that is expected to drive growth in food consumption for years to come.

India’s Population Growth

Significant Economic Expansion Underway
While India’s population increased significantly over the past few decades, not until recently has it experienced major economic growth. It now has the world’s eleventh largest GDP, but expectations that it will continue the rapid growth of recent years have led to forecasts that its economy will be the third largest in the world by 2050, trailing only the US and China.
India is expected to have one of the fastest growing economies over the next few decades, averaging 8 percent annual growth for the foreseeable future. This, together with its rising population, is expected to create even greater pressure on food demand.

Projected GDP Growth

Our Markets India   27
India Has the Greatest Opportunity for Food Consumption Growth
Daily caloric intake per capita has risen more slowly in India than in some developing countries and remains significantly lower than the norm in developed countries.
China surpassed India in daily caloric intake as millions of people increased their food consumption when they began to move up the economic ladder. Now, with India’s economy projected to follow a similar expansion pattern, we expect growth in food demand will follow.

Per Capita Food Consumption

Fruit and Vegetable Consumption Driven by Income Growth
Population growth has been the primary driver of new food demand in India. With millions of new mouths to feed, consumption of grain, oilseeds, fruits and vegetables grows substantially each year.
Economic growth has had the greatest impact on fruit and vegetable consumption. Ongoing economic growth should drive demand for fruits and vegetables toward a level that is closer to that of a developed nation.

India Grain, Oilseed, Fruit and Vegetable Consumption

28   Our Markets India
High Food Inflation Drives Need for Productivity Improvements
Food inflation is a major concern in India. Prices have risen over the past year by more than 15 percent. Inflation has been most significant in pulses — a key component of Indian diets — as well as in wheat, rice and other grains.
With the pressures on food showing no signs of abating, efforts to boost agricultural productivity are expected to intensify. The government is responding by encouraging farmers to plant more and increase production on existing acres by promoting balanced fertilizer applications.

India Food Situation

Opportunity to Improve Yields Through Balanced Fertilization
Although yields in India are rising due to more balanced fertilizer applications and better agronomic practices, they still lag far behind those in developed countries. Nitrogen to potash applications are nearly 5:1. This compares to the US where the ratio is closer to scientifically recommended levels of approximately 2:1.
Grain yields are less than one-half of those in the US, and improper fertility is a key reason for these lower yields. While nitrogen is applied at levels near those of the US, potash is applied at only a fraction of US rates. As food demand grows, farmers are expected to be motivated to improve the nutrient balance on their key crops to increase yields.

Grain Yield and Fertilizer Use

Our Markets India   29
Higher Grain Prices Support Strong Farm Economics
India’s government has focused efforts on increasing economic returns for its farmers to improve crop production. Over the past five years, the government has raised the procurement price for rice by 84 percent and continues to subsidize fertilizer costs. These measures have improved farmer returns, but have not addressed the problem of lagging productivity.
Until recently, India’s subsidy system did not promote balanced fertilization. That began to change in 2010 when the government introduced a Nutrient-Based Subsidy Program.
These changes should lead to better fertilization practices, increased potash consumption and improved productivity for Indian farmers.

India Rice Economics

Challenge of Meeting Rising Water Demand
Agriculture accounts for the majority of renewable water use in India, and demand from this sector is rising — by more than 20 percent over the past decade. As India’s economy grows, the demand for non-agricultural water uses is expected to increase, placing additional pressure on supply.
The availability of renewable water resources, in particular monsoon rains, is a critical determinant of India’s annual crop production. Given the uneven nature of this rainfall and the rising demand for water, the challenge for the government will be to ensure that resources are being optimally utilized.

India Water Demand, Rainfall and Grain Production

30   Our Markets India
Phosphate Production Located Near Major Ports
With limited phosphate rock reserves, India imports most of the raw materials it needs to produce upgraded phosphate products. Its phosphate processing facilities are located along the coast to facilitate these imports.
India is the world’s second largest nitrogen producer with approximately 20 million tonnes of urea produced each year, mainly in the north-central area near the major consuming regions.

Major Fertilizer Production Locations

India Reliant on Potash Imports to Meet Rising Demand
India relies completely on imports to meet its growing potash demand. Indian Potash Limited (IPL) — a large government importing organization — typically imports around 60 percent of the country’s potash needs and private buyers the remainder.
Although it has significant domestic DAP capacity, India must import the raw materials required to make this downstream product. It has become the world’s largest importer of phosphate products, including rock, phosphoric acid and, more recently, DAP.
Historically, India has been relatively self-sufficient in nitrogen, but as demand has grown, the limited availability of natural gas has constrained domestic production and meant more imports.

India Fertilizer Consumption Profile

Our Markets India   31
Opportunity to Increase Potash Use Through Improved Distribution
India’s largest potash-consuming region is in the southern half of the country, close to the primary ports and major rice-producing states. Despite significant grain production in the northern states, potash consumption there is limited by the lack of infrastructure needed to move the nutrient from port to the region.
As infrastructure develops, there is significant opportunity to increase potash consumption to meet the needs of the potassium-deficient soils in these regions.

India’s Potash Consumption by State

Need for Balanced Nutrient Application Drives Demand Growth
Low agricultural productivity and high food inflation are key issues facing the Indian government. Improvements in agricultural practices, including balanced fertilization, are required to meet the long-term challenges of feeding the country’s large and growing population.
With these drivers firmly in place, India is expected to have record consumption of approximately 6 million tonnes of potash in 2010, and we anticipate continued strong growth in the years ahead.

India Potash Shipments

Other Asia
(Asia excluding China and India)
Food for thought

11	People per arable hectare reside in the region, more than twice the world average.

41	Percent increase in grain and oilseed consumption expected over the next decade.

45	Percent yield loss in oil palm grown without potash fertilizer. Oil palm is the largest potash-consuming crop in the region.
Source: United Nations, FAO, USDA, IPNI, PotashCorp

Our Markets Other Asia   33
Leading Producer of Palm Oil and Rice
Asia (excluding China and India) produces palm oil, rice, fruits and vegetables. Countries in this region produce approximately 85 percent of the world’s palm oil, with over 95 percent of regional production in Indonesia and Malaysia. Palm oil is consumed mainly as an edible oil. More than three quarters of the region’s palm oil is exported, primarily to China and India.
Rice is a staple in most Asian diets and, as a result, this region accounts for around 40 percent of world production. Indonesia — with its large and growing population — is the region’s largest rice producer, while Thailand is the world’s largest exporter.
Fruit and vegetable production is expanding to meet rising domestic and export demand.

Crop Production Profile

Population Growth Drives Food Demand
Like the rapid population expansion in China and India, other Asian countries have grown significantly. Now home to nearly 1.2 billion people — 17 percent of the world’s total population — this region has doubled in population over the past four decades. Indonesia and Pakistan are the world’s fourth and sixth largest countries by population and have experienced the most growth.
This is placing considerable pressure on the region’s limited agricultural land base.

Population Growth

34   Our Markets Other Asia
Economic Growth Consistently Exceeds World Levels
In recent decades, economic growth in this region has consistently exceeded the world average, and remained relatively strong even through the global economic downturn that began in late 2008. With the exception of the more developed economies of Japan and South Korea, the region is in the developing stages of economic expansion.
The International Monetary Fund projects this region will grow at more than 5 percent annually over the next five years. This steady growth is making it possible for people to enjoy higher-quality diets that include meat, fruits and vegetables.

Other Asia Economic Growth

Land and Water Resources Drive Intensive Crop Production
Producing enough high-quality food to feed the region’s rising population and satisfy the growing demand for crop exports is an ongoing challenge. Arable land per person is well below the world average and declining steadily.
The tropical climates and abundant rainfall in most Southeast Asian countries provide ideal growing conditions for oil palm and rice. These conditions result in highly weathered soils which are low in organic matter and need significant nutrient replacement each year.

Other Asia Land and Water Resources

Our Markets Other Asia   35
Significant Growth in High-Nutrient Consuming Crops
Strong domestic demand and increasing export opportunities have contributed to rapid crop production growth in this region.
Rice is the largest user of fertilizer, accounting for more than one-third of total consumption. Its production has more than tripled in the last 40 years and is expected to remain strong, with global stocks still well below historical levels. Cultivation of oil palm, the second largest consumer of fertilizer in the region, has more than doubled in two decades.

Other Asia Major Crop Production

Plantation Returns Remain Well Above Historical Levels
Strong global demand and lower yields from some plantations — caused in part by reduced fertilizer application during the economic downturn — have returned global palm oil prices to very supportive levels.
Proper fertilization — particularly potash — greatly influences the quality and quantity of fruit produced by the oil palm plant.
Strong demand and pricing have supported a return to normal fertilizer application levels in 2010 and are expected to fuel growth in potash demand in coming years.

Malaysian Oil Palm Economics

36   Our Markets Other Asia
Potash Has the Largest Impact on Oil Palm Yield
With its large nutrient requirements and production on weathered soils, oil palm is highly responsive to proper fertilization. Recommended potash application rates can be six times the average rate used for corn in the US.
To maintain yields, proper fertility practices must be followed. Research indicates that oil palm can lose nearly half its potential yield if no potash is applied.

Impact of Fertilizer Application on Malaysian Oil Palm Yields

Imports Supply Entire Potash Needs
With no indigenous potash supply, the region’s rising demand is met entirely by imports, which have increased by almost 40 percent over two decades. Although small potash deposits exist, development of commercial operations faces significant hurdles, so imports are expected to continue to supply this market.
Phosphate demand is met by domestic production and imports. Indonesia, Pakistan, Vietnam and Malaysia combine to account for almost two-thirds of the region’s production.
About 60 percent of the region’s nitrogen demand is met by domestic production. Indonesia and Pakistan, the area’s largest ammonia producers, account for about two-thirds of production.

Other Asia Fertilizer Consumption Profile

Our Markets Other Asia   37
Primary Growth Market Is Southeast Asia*
Countries in Southeast Asia account for about 70 percent of the region’s consumption. Indonesia and Malaysia are the largest potash consumers, due mostly to the rapid expansion of oil palm. Imports into these countries are made by private buyers and large plantation owners.
Japan and Korea are long-term, stable consumers of agricultural and industrial grade potash. About 30 percent of potash sold to these countries is industrial grade.
* Includes Malaysia, Indonesia, Vietnam, Thailand, Philippines

Other Asia Potash Consumption by Country

Rising Demand for Potash-Intensive Crops
Following the significant reduction in demand during 2009, potash consumption in the region has quickly rebounded to near pre-downturn levels, and is expected to total nearly 6 million tonnes in 2010. Consumption has historically grown by around 3 percent per year, and we expect similar growth rates moving forward.
The greatest potash consumption growth is expected to occur in Southeast Asia as these countries attempt to increase crop production on nutrient-deficient soils.

Other Asia Potash Shipments

Latin America
Food for thought

10	Percent increase in Latin America crop area expected over the next decade.

40	Percent decrease in Brazilian soybean yields without potash application.

6	Million tonnes of additional potash required to achieve scientifically recommended levels on current acreage in Brazil.
Source: USDA, IPNI, PotashCorp

Our Markets Latin America   39
Leading Producer and Exporter of Major Crops
Latin America has become a supermarket to the world. The leading coffee producer, the region has about 60 percent of global production, as well as approximately half of the world’s soybeans and sugar.
With extensive available land and water, Brazil produces about half of Latin America’s soybeans, corn and coffee and three-quarters of its sugar. Argentina’s fertile soils have supported expansion of major crops such as soybeans and corn. Mexico and Colombia are relatively large producers of higher-value crops such as fruits, vegetables and coffee.

Latin America Crop Production Profile

Abundant Land and Water Resources
Latin America is one of few areas able to add crop acreage, mainly by expansion in Brazil’s nutrient-hungry Cerrado region. Rising global food demand has given farmers the incentive to bring some of this land into production.
As a result, harvested area has increased by almost one-third in the last 20 years and is projected to expand by nearly 10 percent in the next decade. The region does not have the limited water resources of other growing regions.
Although bringing these resources into production will require significant investment in infrastructure and plant nutrients, Latin America can provide much-needed new agriculture capacity. The significant distance to port means farmers will need strong crop price incentives to develop this land.

Latin America Land and Water Resources

40   Our Markets Latin America
Significant Investments Expected to Improve Competitiveness
Brazil’s Cerrado region represents a unique opportunity for global agriculture. To unlock its vast potential, Brazil must improve roads and rail lines to move resources into and out of the area more economically. With more than 60 percent of Brazil’s agriculture commodities transported by road, producers face high costs for moving grain to port.
Recent investment in road and waterway development en route to ports at Santarem and São Luis is expected to reduce transportation costs over time for growers in this region.

Mato Grosso Infrastructure Developments

Rising Demand for Sugar for Use in Making Ethanol
In addition to growing crops for food production, a profitable ethanol industry—started in Brazil more than 30 years ago—creates opportunities for sugar cane farmers. Ethanol comprises about half of the gasoline consumed by cars in Brazil.
More than half of Brazil’s sugar cane crop is used to produce ethanol, and rising demand for the fuel is expected to increase demand for sugar by almost 40 percent over the next five years.
Since sugar cane consumes twice as much potash as corn, rising demand for the crop will greatly impact Brazil’s need for potash.

Brazil Sugar Demand for Food and Ethanol

Our Markets Latin America   41
Growth in Meat Production Driving Demand for Corn
As in much of the developing world, population and income growth is driving up demand for grains and meat in Latin America. Domestic demand combined with increased export opportunities have more than doubled livestock production since 1990.
More meat production and increased farming on marginal pasture land results in livestock being fed more grain — mostly corn. As demand for meat grows, so too must corn production.

Latin America Corn Consumption and Meat Production

Soybean Production Rising to Meet World Demand
Soybean production in Latin America — especially in Brazil and Argentina — is extremely important globally. Soybean demand is rising steadily in offshore markets — primarily China. By 2014, Latin America is expected to grow approximately 150 million tonnes of soybeans, an increase of 20 percent over 2010 production.
Soybeans fix their own nitrogen but need large amounts of potash and phosphate. This is particularly true in Brazil where soils are nutrient-deficient. We believe this creates an enormous opportunity for fertilizer producers in the years ahead, as significant quantities of potash and phosphate will be needed to grow this important crop.

Latin America Soybean Production

42   Our Markets Latin America
Potash Has the Largest Impact on Yield
Balanced fertilization is critical for crop yields, as the plant nutrients interact to provide benefits beyond those achieved from a single nutrient. Since the tropical soils of Brazil — where more than half of Latin America’s crop production occurs — are naturally deficient in potassium, farmers need to apply significant amounts of potash to keep soils productive.
Research on soybeans in Brazil clearly illustrates the benefit of balanced crop nutrition on yields: without fertilizer, yields diminish by up to 55 percent. Without potash, yields are reduced by up to 40 percent.

Impact of Fertilizer Application on Brazil Soybean Yields

Potash Consumption Met Primarily by Imports
Latin American potash consumption has more than doubled in the past two decades. Brazil and Chile have small domestic operations but imports must supply more than 80 percent of regional requirements. With demand for crops rising and limited opportunity to expand domestic supply, Latin America will continue to depend heavily on potash imports.
Both imports and domestic production supply the region’s rising phosphate demand. While imports increase, domestic capacity is being added, primarily in Brazil and Peru. Most production is in Brazil — still the world’s largest MAP importer and second largest DAP importer.
With little domestic capacity, Latin America imports more than two-thirds of its nitrogen fertilizers, mainly from former Soviet Union producers.

Latin America Fertilizer Consumption Profile

Our Markets Latin America   43
Brazil Accounts for Majority of Region’s Potash Consumption
As the leading agricultural market in Latin America, Brazil accounts for around three-quarters of the region’s potash consumption. Given its use of modern agronomic practices, Brazil primarily purchases granular product.
Potash is imported primarily by private companies with two-thirds of the total entering Brazil through the ports of Paranagua and Santos. Most potash is shipped to warehouses or bulk blending facilities in central and south/central Brazil, the key soybean production areas.

Latin America Potash Consumption by Region

Expect Significant Growth in Potash Demand
Latin American potash demand followed a strong upward trend prior to the economic downturn that began in late 2008. Imports declined in 2009 as farmers reduced applications and distributors worked through existing inventories.
With strong projected crop returns and low distributor inventories, potash demand rebounded in 2010 and we expect this region will return to its strong historical demand growth rate in the years ahead. We believe annual potash demand could rise from current levels — about 8.5 million tonnes — to almost 12 million tonnes by 2014.

Latin America Potash Shipments

North America
Food for thought

4.2	Percent annual growth in US agriculture GDP over the past decade, exceeding the broader economy by more than 2 percent.

43	Percent of global corn, soybean and wheat trade supplied by North American producers.

6.5	Million tonnes of potash removed from the soil by the corn and soybean harvest in 2010, 80 percent greater than estimated application.
Source: IMF, US Bureau of Economic Analysis, USDA, IPNI, PotashCorp

Our Markets North America   45
Leading Global Supplier of Grains and Oilseeds
North America is the world’s largest corn producer and the second largest producer of soybeans, accounting for approximately 40 percent of global production of these two important crops. Although North America is the third largest wheat producer in the world, land dedicated to wheat production has declined as corn and soybean planting has increased.
North American crops supply the large domestic market and play a critical role in meeting rising global demand. The region accounts for about 60 percent of global corn trade and almost half of the world’s soybean exports.

North America Crop Production and Exports

Agriculture Growth Expected to Outpace the Broader Economy
Rising demand and higher prices for crop commodities have contributed to robust growth in North America’s agriculture sector. The essential nature of agricultural products has helped the industry weather the economic downturn better than many sectors of the economy.
Balanced fertilization and agronomic best practices enable North America to achieve consistently high yields and remain the world’s largest exporter of agricultural commodities. This position should help North America to capitalize on the rising demand for crop commodities in offshore markets.
US Economic Growth

46   Our Markets North America
Rising Demand Supports Historically High Acreage and Farm Prices
The push to higher ethanol content in fuel to reduce reliance on foreign oil has contributed to a 40 percent increase in US corn demand over the last 10 years. Farmers are planting more acres to capitalize on prices well above the historical average.
We believe tight US stocks and the prospects for strong demand growth will continue to support the corn market.
US Corn Market Profile
Strong Export Demand Expected to Support Soybean Market
Rising demand from China and other offshore markets, combined with increased domestic processing capacity, has driven the US soybean market in recent years. The primary exported product is raw beans. Oil and meal, produced from the crushing process, are mainly consumed domestically.
Offshore and domestic demand is expected to increase over the next five years, continuing to support seeded acreage and prices that are well above historical averages.

US Soybean Market Profile

Our Markets North America   47
Expect Record Farm Returns in 2010
Higher crop prices have supported substantial growth in US farm returns, which are well above historical averages for the fifth consecutive year. In 2010, corn returns over variable costs are expected to be at a record level.
In this environment of strong cash flow and healthy balance sheets, the demand for fertilizer is supported by farmers’ efforts to maximize production and protect the long-term health of their soils. We believe this has encouraged US farmers to return to typical balanced nutrient applications in 2010.
US National Average Corn Economics
Application Deficit Is Not Sustainable Long-Term
Until the early 1990s, potash applications generally exceeded the amount of potassium removed by crops, building inventories of this nutrient in the soil. But as farmers began to produce more corn and soybeans, a potassium deficit began to grow as farmers drew down soil reserves that had been built up over many years. The reduction in applications during the economic downturn exacerbated this effect.
We believe this deficit is not sustainable, and anticipate more potash will be required to maximize yields as demand for food increases.

US Corn/Soybean Potash Application and Removal

48   Our Markets North America
Fertilizer Production Is Widespread in North America
Potash production is concentrated in Saskatchewan, home to 10 mines and roughly half of known global deposits. More than half of Saskatchewan production is transported by rail to the West Coast for export, with the rest shipped by rail and truck to North American warehouses. New Brunswick, the only East Coast mine, exports primarily to Latin America.
The largest North American phosphate mines are in Florida and North Carolina and serve domestic customers by rail and truck and offshore markets through ports in Tampa FL.
Nitrogen is less geographically concentrated as natural gas feedstock is readily available. Due to transportation logistics and costs, much capacity is located in the US Midwest and Western Canada.

Fertilizer Capacity by Region

Historically Stable Market Supplied Primarily by Domestic Producers
Typically, more than 90 percent of North American potash demand is met by domestic suppliers. Imports into the US Gulf and East Coast, primarily from Russia, account for the remaining supply.
As the world’s second largest producer of phosphate, North America’s phosphate demand is primarily supplied by domestic producers.
The role of imports in the US nitrogen market began to increase in the late 1990s as higher gas prices forced the closure of several nitrogen plants. Domestic production has stabilized in recent years as US gas prices are currently favorable compared to prices in major producing regions such as Western Europe and Ukraine.

North America fertilizer Consumption Profile

Our Markets North America   49
Majority of Consumption in US Midwest States
Approximately 60 percent of North American potash is used on corn and soybean fields in the US Midwestern states, with Illinois, Iowa and Indiana accounting for almost one-third of US consumption. Granular product, which is applied directly or in a bulk blend with solid nitrogen and phosphate products, is most widely used.
In the US market, farmers understand the benefits of modern agronomic practices, especially balanced fertilization. They use soil testing, custom blending and variable-rate fertilizer application equipment to ensure proper nutrient levels as they strive to achieve full yield potential.

North America Potash Consumption

Relatively Stable Market for Potash
Although North America is a relatively mature potash market, it still has growth potential.
Annual demand has historically been around 9-9.5 million tonnes but it could rise above 10 million tonnes in the near term as farmers increase application rates to replenish potassium levels in their soils.
We believe greater potash application rates will also be required in the medium and long term to consistently feed future gains in crop productivity.

North America Potash Shipments

Our Opportunity

5-Way Potash Leverage
As world potash demand grows, so too does the growth potential of PotashCorp. Our focus is potash and we believe our 5-way leverage in this nutrient provides a unique opportunity to increase earnings and add shareholder value in the years ahead.

52   Our Opportunity 5-Way Potash Leverage
Growing Our Value Through Five-Way Potash Leverage
More fertilizer — especially potash — will be required to produce enough food to satisfy growing global demand in the years ahead. At PotashCorp, we are expanding our potash operations to meet this anticipated need.
We follow a Potash First strategy because we see a unique opportunity to maximize long-term growth in this nutrient. Key to this potential is our five-way potash leverage: prices, volumes, costs, taxes and investments.
Potash price appreciation and volume growth offer the greatest opportunity, but the other three levers also have potential to contribute meaningfully to future earnings. While each lever is unique, the full benefit may be achieved as the market tightens and they act in unison, providing a multiplier to our earnings potential.

Our Opportunity Begins with a Potash First Strategy

Long-Term Demand Growth in Developing Markets
Our opportunity is built on the world’s need for more potash, a long-term trend that is firmly established.
Global economic uncertainty during 2009 temporarily interrupted a 15-year period marked by more than 3 percent annual growth in potash demand. That growth has been most pronounced in developing markets such as India and China, where both yields and potash application significantly lag behind those in developed countries.
Since the conditions that have driven demand growth over the past 15 years continue to apply, we believe the long-term trend line is the best indicator of what we are likely to see in years ahead.

Potash Fertilizer Demand Growth

Our Opportunity 5-Way Potash Leverage   53
2010 Transition to Expected Future Growth in Potash Demand
Stocking/destocking and economic growth cycles, along with crop commodity prices and weather, can affect potash sales on a year-to-year basis, but the long-term demand line is clearly trending upward.
Following an unprecedented year of reduced shipments and applications in 2009, nearly all key markets have returned to levels in line with long-term trends — those required to sustain current food production.
We believe soil fertility requirements, supportive crop economics, government policies and a focus on improving crop production in developing countries will encourage future demand growth.

World Potash Shipments

High Operating Rates Typical of Positive Pricing Environment
For the past decade, growing demand has pushed up potash operating rates. This not only reinforced the need for new capacity, it resulted in higher prices — the natural response to a tightening market. Discounting dramatic price increases during most of 2007-08, when supply was unable to keep up to demand and global crop prices reached unprecedented levels, potash prices have historically trended higher when operating rates rose.
As the largest producer with the majority of new capacity expected to come on stream over the next five years, we believe we can benefit the most from the tighter supply/demand environment expected to begin in 2011.

World Potash Operating Rate*

54   Our Opportunity 5-Way Potash Leverage
Excluding PotashCorp, Limited New Operational Capability Expected
When considering potash supply, it is important to distinguish between theoretical capacity and operational capability (how much can actually be produced in a year).
Industry capacity is estimated at around 66 million tonnes of KCl, but we do not believe that represents true operational capability. The truest test of operational capability occurred in 2007, when demand exceeded the industry capabilities and global production reached approximately 55 million tonnes. Since that time, only a limited amount of new capability — the majority from PotashCorp — has been added. We believe the global potash industry would have been capable of producing between 58 million and 60 million tonnes in 2010, and estimate that ability to be 60-61 million tonnes in 2011.

Global Potash Operational Capability*

Expect Return to Supply-Challenged Industry
With a return to historical trend-line demand growth, global markets are expected to tighten in the near and long term. Expansions at existing mines — brownfield capacity — will help meet incremental demand, but even these less complex expansions require lengthy ramp-up periods to reach full production output. By the end of this decade, we believe such projects will be inadequate to meet future growth and greenfield supply will be required to meet demand.
This reinforces the importance of investing in expansions — both brownfield and greenfield — and of pricing that supports the extensive commitment of time and capital for development.

World Potash Supply/Demand

Our Opportunity 5-Way Potash Leverage   55
Lower-Cost Projects Completed; New Brownfield Tonnes More Capital-Intensive
Our opportunity begins with our ability to increase our potash capacity and our commitment to do so through brownfield expansions at all our mines.
The earliest projects we completed had lower capital costs than those we are currently working on. Our large brownfield projects — especially Rocanville and New Brunswick — are much more capital-intensive and, as with other projects around the world, reflect the rising costs of bringing new capacity online. Aside from the cost, increasing complexity is leading to longer development times, with many brownfield projects now taking five to seven years to develop.

PotashCorp Brownfield Potash Capital Costs

Greenfield Projects Require Significant Investment
Opportunities for brownfield capacity expansions — especially low-cost projects — are limited, and we believe new mines will eventually be needed as demand grows. While the range of prices required to justify investment in a greenfield mine can vary, it is an expensive undertaking.
Economically mineable reserves are rare and the cost of acquiring a reserve for a new mine could be substantial. Add the cost of building the mine and ramping it up to production, plus additional costs for infrastructure, and the cost of a greenfield mine in Saskatchewan could approach CDN $5 billion for a 2-million-tonne facility. We believe a new industry participant, without existing infrastructure to leverage, would likely be at the higher end of the scale. This makes existing operating capability and lower-cost brownfield projects more valuable.

Saskatchewan Greenfield Potash Capital Costs

56   Our Opportunity 5-Way Potash Leverage
Significant Cost and Time Advantage for Brownfield Projects
Early Saskatchewan brownfield expansions that are now complete were justified by potash prices below current levels. However, the more expensive and time-consuming brownfield projects currently under way require prices at least at the levels of the first half of 2010 to justify capital investment.
We believe potash prices have yet to reach and sustain a level that justifies the capital and time commitment needed for greenfield expansion. However, if world demand for potash continues to grow, we believe that dynamic will change. The long lead time required to bring on new capacity — and tight supply/demand dynamics anticipated in the coming years — creates the potential for prices to move from levels currently supportive of brownfield reinvestment to levels that encourage greenfield development in the coming years.

Saskatchewan Brownfield and Greenfield Sensitivities

Nearly Doubling Our Capability Between 2005 and 2015
In this anticipated improved demand environment, we have what we consider a unique opportunity to capitalize on our ability to add brownfield capacity and position PotashCorp to benefit from our most powerful levers: price and volume.
Our expansion projects are expected to give us 17.1 million tonnes of operational capability once ramp-up is complete by 2015. These projects have been driven by the need for new supply, and we believe they create opportunity for us to sell more tonnes at higher margins in the years ahead.

PotashCorp Operational Capability

Our Opportunity 5-Way Potash Leverage   57
Expanding Capability Provides Significant Opportunities for Earnings Growth
Some companies slowed or delayed potash expansion plans through the global economic downturn, but we viewed this as an opportunity to enhance our position in this vital nutrient. While our 2010 operational capability exceeded sales estimates for the year, this expanded capability is expected to provide us with additional opportunities for growth in volumes and the flexibility to meet potential increases in sales demand in the coming years.
Combined with our brownfield expansion plans, which are expected to add nearly 6 million tonnes to our 2010 operating capability, our ability to increase production is substantial in a market that we believe will require significant new capacity to meet the demand for potash in the years ahead.

PotashCorp’s Growth Opportunity

Expansion Projects Expected to Result in Cost Savings as Operating Rates Rise
Although price and volume provide the most benefit to potential future earnings growth, we also expect to achieve savings in operating costs as we produce more product.
The full benefit is realized at higher operating rates, but as we increase our operational capability, we expect to add limited incremental fixed operating costs. This means we can lower our per-tonne fixed cash operating costs as a result of higher volumes. Additionally, our projects are expected to bring operating efficiencies which will contribute to lower production costs.

PotashCorp’s Post-Expansion per-Tonne Cash Operating Cost Sensitivity

58   Our Opportunity 5-Way Potash Leverage
Major Capital Spending on Potash Projects Creates Opportunity
As our expansion projects are completed, they not only provide us with the opportunity to increase our gross margin from potash in the years ahead but they will also make it possible for us to generate substantial cash flow.
While we believe lower capital expenditures will benefit our cash flow in the future, we are benefiting immediately from our Saskatchewan expansion investments in the form of lower provincial Potash Profits Tax (PPT) payments. Existing producers are able to gross up their potash capital expenditures in Saskatchewan by 20 percent and deduct the full amount against their calculation of gross margin for PPT purposes.

PotashCorp Capital Spending* Forecast

Tax Rates Rise as CAPEX Declines, But Offset by Higher Sales Volumes
As we increase our operational capability, we not only benefit from the deduction of our capital expenditures against current PPT liabilities but our tonnes subject to PPT are capped at 5.7 million tonnes of product sold.
Beyond 2012, as our capital expenditure deductions decline, our tax rates could rise. However, we anticipate that this will be offset by increases in sales volumes beyond the taxable threshold. While gross margin (primarily price) per tonne will influence the amount of provincial mining and other taxes, per-tonne taxes decrease as our operating rate (i.e. volumes) increases.

PotashCorp Provincial Mining Tax Sensitivity

Our Opportunity 5-Way Potash Leverage   59
Increased Exposure to Market Growth Through Investments
Our investments in Arab Potash Company (APC) in Jordan, Israel Chemicals Ltd. (ICL) in Israel, Sociedad Quimica y Minera (SQM) in Chile and Sinofert Holdings Limited (Sinofert) in China give us significant value and increased ability to participate in the growth of global markets.
Like PotashCorp, producers APC, ICL and SQM have announced capacity expansions in preparation for anticipated growth in demand, with the potential to increase their sales volumes and margins.
Sinofert has historically imported the majority (50-60 percent) of potash in China and, with rising demand expected in this region, should benefit from increased volumes. We believe PotashCorp should also benefit through the potential for higher dividends as earnings grow and, ultimately, in the increased value of our investment.

PotashCorp Offshore Investments

In Addition to Strategic Value, Investments Are Contributing to Income
Over the past few years, each of our offshore investments has contributed to PotashCorp’s other income, and we expect this to continue.
While equity earnings in APC and SQM and dividends from ICL and Sinofert were impacted by the same market conditions that we experienced in 2009, our earnings from these companies still contributed almost $209 million to other income.
Just as we benefit from rising demand and potential increases in potash prices, so do our equity earnings from our APC and SQM investments (those we account for through equity accounting).

Significant Benefit From Offshore Investments

60   Our Opportunity 5-Way Potash Leverage
Investments Generate Value: $9.0 Billion in Market Value* Worth $29 per Share
We expect improved potash fundamentals to increase the benefit of our offshore investments in ICL, APC, SQM and Sinofert.
We believe that observers do not always take their full value, both financial and strategic, into account when valuing PotashCorp’s earnings and potential. Our investments in these four companies as of October 5, 2010 were worth a total of $9.0 billion, or approximately $29 per PotashCorp share.

Incremental Value of Our Investments*

Substantial Earnings Potential From Higher Potash Prices and Volumes
While not a forecast, we believe this EBITDA potential analysis helps to illustrate — when combined with the strength of our nitrogen and phosphate businesses — the leverage PotashCorp has to the potash opportunities that lie ahead.
This example displays five-way potash leverage at work. We believe the earnings potential is significant as we sell more volumes at potentially higher prices with lower per-tonne operating costs and potash profits taxes, combined with the potential for improved earnings from our investments. While we believe our growth potential is substantial in 2011 based on our expected operational capability, it is even more pronounced as we move towards completion of our expansion projects by 2015. We believe this potential is unmatched within our industry.

PotashCorp EBITDA Growth Potential

Appendices   61
Industry Facts

	POTASH		PHOSPHATE		NITROGEN

Base Product	Potassium chloride (KCl)		Phosphoric acid (P2O5)		Ammonia (NH3)
Geographic Availability of Raw Materials	Very limited		Limited (phosphate rock)		Abundant (natural gas)

Cost for Greenfield (excluding infrastructure)	CDN $2.8 billion for 2 million tonnes KCl [1]		US $1.6 billion for 1 million tonnes P2O5 [2]		US $1.4 billion for 1 million tonnes NH3 [3]

Cost for Greenfield[4] (including infrastructure)	CDN $3.5-5.0 billion for 2 million tonnes KCl		US $2.0-2.3 billion for 1 million tonnes P2O5		US $1.5-1.7 billion for 1 million tonnes NH3

Greenfield Development Time	Minimum 7 years		3-4 years		3 years

Producing Countries	12 (based on KCl)		~ 40 (based on P2O5)		~ 60 (based on NH3)
	# 1 — Canada	# 2 — Russia	# 1 — China	# 2 — US	# 1 — China	# 2 — Russia
	# 3 — Belarus	# 4 — Germany	# 3 — Morocco	# 4 — Russia	# 3 — India	# 4 — US

State- or Subsidy- Controlled Production	20%		50%		51%

Major Importers	KCl		DAP		Ammonia
	# 1 — US	# 2 — Brazil	# 1 — India	# 2 — Brazil	# 1 — US	# 2 — India
	# 3 — India	# 4 — China	# 3 — Japan	# 4 — Pakistan	# 3 — South Korea	# 4 — Belgium

Percentage Traded Across Borders	80% (KCl)		39% (DAP)		11% (Ammonia)

PotashCorp Debottlenecking & Expansion Projects

	INVESTMENT	STANDARD CAPACITY[5]
LOCATION	Billion $CDN	Expansions/Debottlenecking	STATUS

Rocanville	$0.13	0.75 MMT	Complete
Allan	$0.21	0.40 MMT	Complete
Lanigan	$0.41	1.50 MMT	Complete
Patience Lake	$0.11	0.36 MMT	Complete
Cory I & II	$1.44	2.20 MMT	In progress
New Brunswick	$1.66	1.20 MMT	In progress
Allan	$0.55	1.00 MMT	In progress
Rocanville	$2.80	2.70 MMT	In progress
Total	$7.31	10.11 MMT

[1]	Estimated costs for conventional greenfield mine in Saskatchewan.

[2]	Phosphate rock mine, sulfuric acid plant, phosphoric acid plant and DAP/MAP granulation plant

[3]	Ammonia/urea complex

[4]	Including infrastructure outside plant gate (rail, road networks, utility systems, port facilities, etc.) and, if applicable, cost of deposits.

[5]	Includes, as applicable, both bringing back previously idled capacity and expansions to capacity and does not necessarily reflect current operational capability.

62   Appendices
Planting Calendar
Customers in different parts of the world require potash at various times of the year to correspond with their planting seasons. These calendars lay out typical patterns of potash purchases and the planting and harvesting for selected crops. Due to the range of planting/ harvesting times from the north to the south, the calendars represent a typical location and may not be representative of the entire country.

*	Percentage purchased by quarter based on 2006-2008 purchases

Appendices   63
Conversion Factors

To convert:	To:	Multiply by:

Tons, long	pounds	2240.0
Tons, long	metric tonnes	1.0160
Tons, long	short tons	1.2000
Tonnes, metric	pounds	2204.6
Tonnes, metric	long tons	0.9842
Tonnes, metric	short tons	1.1023
Tons, short	pounds	2000.0
Tons, short	long tons	0.8929
Tons, short	metric tonnes	0.9072
K	K2O	1.2046
K2O	K	0.8302
KCl Product	K2O	0.6100
K2O	KCl Product	1.6393
P	P2O5	2.2915
P2O5	P	0.4364
BPL	P2O5	0.4577
P2O5	BPL	2.1852
N	NH3	1.2159
NH3	N	0.8225
Production Factors
NITROGEN

To produce 1 short ton of:	Requires:

Ammonia	32.5 MMBtu natural gas

Urea	24.0 MMBtu natural gas

Ammonium Nitrate	17.2 MMBtu natural gas

UAN Solution (32% N)	13.7 MMBtu natural gas

Urea Solution	0.58 tons ammonia
0.78 tons CO2

Urea Prills (46% N)	1.01 tons urea solution

Nitric Acid (22% N)	0.29 tons ammonia

Ammonium Nitrate Solution	0.80 tons nitric acid
0.22 tons ammonia

Ammonium Nitrate Prills	1.01 tons ammonium
nitrate solution

UAN Solutions (32% N)	0.45 tons ammonium
nitrate solution
0.35 tons urea solution
PHOSPHATE

To produce 1 short ton of:	Requires:

Sulfuric Acid (100% H2SO4)	0.33 tons sulfur

Phosphoric Acid	2.8 tons sulfuric acid
(100% P2O5)	3.5-4.0 tons phosphate rock

Diammonium Phosphate	1.175 tons of wet
(46% P2O5)	phosphoric acid (40% P2O5)

or 0.47 tons P2O5
0.23 tons ammonia

or in raw material form:
1.65-1.90 tons phosphate rock
0.44 tons sulfur
0.23 tons ammonia

Monoammonium Phosphate	in raw material form:
(52% P2O5)	1.71-1.96 tons phosphate rock
0.53 tons sulfur
0.145 tons ammonia

64   Appendices
Glossary
GENERAL
Mixed fertilizers contain more than one nutrient. Fertilizer graded as 5-20-20 contains 5% nitrogen (N), 20% phosphorus (P2O5) and 20% potash (K2O) by weight. The nutrient breakdown is always stated in the same order, and is referred to in the industry as N-P-K.
Liquid fertilizers come in two types: solution, in which all the plant nutrients are dissolved in solution; and suspension, a saturated solution in which some plant nutrients are suspended (by gelling clay).
Metric tonnes equal 2,204.6 pounds or 1,000 kilograms. Most offshore sales are made in metric tonnes and US dollars. To convert to short tons, multiply by 1.1023.
North American and Export or Offshore Markets The North American market includes Canada and the United States, while the export or offshore market is the rest of the world.
Product tonne is a standard metric measure of the weights of all types of potash, phosphate and nitrogen products.
Short tons are the equivalent of 2,000 pounds. They are rarely used in Canada since metrication but are used in the United States. The corporation’s US price lists are in US dollars per short ton. To convert to metric tonnes, multiply by 0.9072.
FSU is the former Soviet Union.
Grain includes wheat, rice and coarse grains, unless otherwise noted.
E is for Estimated.
F is for Forecasted.
POTASH
Potassium (K) is the seventh most common element in the earth’s crust. Economically recoverable deposits are usually found combined with chlorine in the chemical compound potassium chloride, commonly referred to as potash.
Potash (KCl) Potash fertilizer is muriate of potash (KCl, potassium chloride). Potassium also combines with other materials in specialty fertilizers such as potassium sulfate (K2SO4), potassium magnesium sulfate (K2Mg2(SO4)3) or potassium nitrate (KNO3).
K2O is potassium oxide, a term used in the fertilizer industry to define potassium content. To convert KCl product tonnes to K2O, multiply by 0.61.
K2O tonnes are units of measurement of the nutrient value of potassium-containing fertilizers produced by different facilities. PotashCorp potash product is guaranteed to contain a minimum of 60% K2O.
Canpotex Limited is an export company owned by all Saskatchewan potash producers. Sales through Canpotex are generally allocated pro rata to each producer on the basis of productive capacity. In 2009, PotashCorp provided 54% of Canpotex product.
Operational capability is the estimated annual achievable production level.
PHOSPHATE
Phosphorus (P) is widely distributed in nature in combination with other elements. Economically recoverable deposits most commonly contain phosphate rock (apatite), which is used in production of phosphate fertilizers and phosphate chemicals.
DAP, diammonium phosphate, is the major solid phosphate fertilizer. Its excellent handling properties and N-P-K composition 18-46-0 make it well suited to both large- and small-scale agriculture.
MAP, monoammonium phosphate, is a solid fertilizer with a typical N-P-K composition 13-52-0.
TSP, triple super phosphate, is a solid fertilizer produced from phosphate rock and phosphoric acid, which has N-P-K composition 0-46-0.
MGA, merchant grade phosphoric acid available in amber or green, has N-P-K composition 0-54-0. It is primarily used to produce DAP.
Superphosphoric acid (SPA), with N-P-K composition 0-70-0, is used to manufacture liquid fertilizers. PCS Phosphate’s LoMag is superphosphoric acid with its magnesium content substantially reduced through filtration.
P2O5, phosphoric pentoxide, is a term used to express content of phosphorus. To convert P to P2O5, multiply by 2.2915.
P2O5 tonnes are the units of measurement of phosphorus-containing fertilizers, which vary from product to product. DAP is typically 46% P2O5.
Animal and poultry feed supplements (Dical, Monocal, DFP) are an important source of phosphate nutrients. They are solid products with differing calcium and phosphate contents. These products are sold on the basis of their phosphorus content.
NITROGEN
Nitrogen (N) is a gas which makes up 78 percent of the atmosphere. It is an essential nutrient for plant growth. Some plants, including legumes such as soybeans, can fix nitrogen from the air, but most take it from the soil. It must be applied to soil for each crop because its nutrient value is consumed during each growing season.
Ammonia (NH3) is produced primarily from natural gas and air as the first step in the production of nitrogen fertilizers. It can also be applied directly to soils. Anhydrous ammonia (NH3) is a gas with N-P-K composition 82-0-0, which is changed under pressure to a liquid, and stored and transported in this form.
Ammonium nitrate (NH4NO3), with N-P-K composition 34-0-0, is water-soluble and used as a solid in industrial applications and as a liquid in nitrogen solutions. Half its nitrogen is in ammonium form, half in nitrate form.
Nitric acid (HNO3), produced by an ammonia oxidation process, is used in the production of ammonium nitrate and as an intermediate for industrial purposes.
Nitrogen solutions (UAN) are produced by blending ammonium nitrate and urea solutions. Used in manufacturing starter fertilizers and for direct application on soils, they vary in nitrogen content (28-32%) and are non-pressure solutions.
Urea (CO(NH2)2), N-P-K composition 46-0-0, is the most commonly produced and widely traded nitrogen product. It is used as fertilizer and for industrial purposes.

USE OF CERTAIN NON-GAAP MEASURES
PotashCorp prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).
In this Presentation, figures in respect of EBITDA are provided in respect of PotashCorp. References in this Presentation to “EBITDA” are to income or loss from continuing operations before depreciation and amortization, interest and income taxes. EBITDA is not a measure of financial performance (nor does it have a standardized meaning) under Canadian GAAP. The Company uses both GAAP and certain non-GAAP measures to access performance. Management believes these non-GAAP measures provide useful supplemental information to Shareholders in order that they may evaluate PotashCorp’s financial performance using the same measures as management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with Canadian GAAP. For historical periods, a reconciliation of EBITDA to net income (loss) from continuing operations is contained in PotashCorp’s Financial Review Annual Report for the fiscal year ended December 31, 2009 on pages 76-78, which is attached as Exhibit 13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
IMPORTANT INFORMATION
This document is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/ recommendation statement and any other relevant documents filed with the SEC, which contain important information.
Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 — 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.
CORPORATE DIRECTORY
In Canada
Suite 500, 122 — 1st Ave South
Saskatoon SK Canada S7K 7G3
(306) 933-8500
In the US
Suite 400, 1101 Skokie Blvd
Northbrook IL USA 60062
(847) 849-4200
ir@potashcorp.com
www.potashcorp.com

There’s more online

PotashCorp2010OV.com View our 2010 Online Overview

Facebook.com/PotashCorp Visit us on Facebook

Twitter.com/PotashCorp Stay on top of everything PotashCorp